UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Press Release

On May 17, 2023, Anghami Inc. issued a press release announcing certain preliminary unaudited results for the first quarter ended March 31, 2023. Anghami Inc. also stated in the press release that, on 16 May 2023, it filed with the SEC on Form 20-F its annual report (including audited financials) for the fiscal year ended December 31, 2022.

A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release, dated May 17, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ANGHAMI INC.
Date: May 17, 2023

	By:	/s/ Edgard Maroun
	Name:	Edgard Maroun
	Title:	Chief Executive Officer

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